ArcelorMittal reports further details on its share buyback programs following the acquisition of 25 million shares from Carlo Tassara International

Luxembourg, 22 February 2008 - ArcelorMittal hereby confirms that, with the acquisition of 25 million shares from Carlo Tassara International S.A. announced on 20 February 2008, it has completed its 1 billion U.S.$ share buy-back program announced in November 2007 and on 13 February 2008. This buy-back program is part of its policy to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of U.S.$1.50.

Out of the 25 million shares purchased at a price of €46.6 ($68.70) per share, 14.6 million have been purchased under the 1 billion U.S.$ share buy-back program and 10.4 million under the 44 million shares buy-back program which started on 18 December 2007 and is to be completed over two years.

To date, ArcelorMittal has repurchased an aggregate 16.4 million shares under the 44 million shares buy-back program, at an average price of $ 67.81 per share and for a total amount of $1,116 million, and intends to pursue the implementation of this program. The mandate to buy 6 million shares given to Société Générale for the implementation of the first part of the program was completed on 14 February 2008.

It is ArcelorMittal's intention to use the 25 million shares purchased under the 1 billion U.S.$ and the 44 million share buy-back programs and shares to be purchased under the 44 million shares buy-back program in the future either for its share based employee incentive programs, for supporting potential future corporate opportunities or for cancellation.

ArcelorMittal now holds, indirectly and directly, 58.1 million shares in treasury. This is equivalent to 4.0% of the issued number of shares. The market value of these shares (based on the closing trading price on February 21, 2008 on the Paris Bourse) amounts to €2,994million.

ArcelorMittal’s general meeting of shareholders held on November 5, 2007, authorized share buy-backs for a period of 18 months.

The price for share buy-backs is capped at 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are made. The price cannot be less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price is 125% of the trading price on Euronext Paris. The trading price on the New York Stock Exchange or Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia will be deemed to be the higher of the average of the final trading price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the 3rd trading day prior to the date of repurchase.

For more information on our share buy-back programs, see the Corporate Governance section under Investors & Shareholders on the ArcelorMittal website at www.arcelormittal.com.

Investor notice

The share buy-back program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back program is not intended to constitute a tender offer by or on behalf of ArcelorMittal for its own shares. ArcelorMittal has taken no steps to allow for a tender offer for its own shares in any jurisdiction.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397